Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

SPAR Group, Inc.

We hereby consent to the use in this Annual Report on Form 11-K of SPAR Group, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2012, of our report dated July 15, 2013, with respect to the statements of net assets available for benefits of SPAR Group, Inc. 401(k) Profit Sharing Plan as of December 31, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended, and the related December 31, 2012, supplemental schedule of assets (held at the end of such year), , and to their incorporation by reference into the registration statement respecting the SPAR Group, Inc. 401(k) Profit Sharing Plan being filed with the Securities and Exchange Commission contemporaneously herewith and in each related prospectus or summary plan description or supplement thereto.

/s/Rehmann Robson, P.C.
REHMANN ROBSON, P.C.

Troy, Michigan

July 15, 2013